Exhibit 12.1
AVIV REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2006		2007		2008		2009		2010

Earnings:
Net income	12,787,504		16,398,464		16,874,193		33,680,631		37,982,720
Add:
Fixed Charges	18,294,431		24,693,818		26,869,721		27,373,757		23,787,960

Earnings, as adjusted (A)	31,081,935		41,092,282		43,743,914		61,054,388		61,770,680

Fixed charges:
Interest expensed and capitalized	15,941,839		24,254,399		26,333,101		26,823,430		22,779,901
Amortized premiums discounts and capitalized expenses related to indebtedness	2,352,592		439,419		536,620		550,327		1,008,059

Fixed charges, as adjusted (B)	18,294,431		24,693,818		26,869,721		27,373,757		23,787,960

Ratio of earnings to fixed charges ((A) divided by (B)):	1.70	x	1.66	x	1.63	x	2.23	x	2.60	x